Federal Reserve Bank Building 701 East Byrd Street Richmond, VA 23210 Telephone: 804-771-9500 Facsimile: 804-644-0957	Fredericksburg Office: 725 Jackson Street, Suite 200 Fredericksburg, VA 22401-5720 Phone: 540-372-3515 Fax: 540-372-3941

Mailing Address: Post Office Box 500 Richmond, VA 23218-0500	www.hf-law.com

February 24, 2006
VIA EDGAR and FEDERAL EXPRESS
Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:	NNN Apartment REIT, Inc., Amendment No. 1 to Form S-11, Reg. No. 333-130945
Dear Ms. Gowetski:
     We have received your comment letter dated February 7, 2006 (the “Comment Letter”) with respect to the above-referenced Registration Statement for NNN Apartment REIT, Inc. (the “Company”). Your comments are set forth below in italics. Our responses to your comments are set forth below each recitation of your comment. Page numbers refer to the pages in Amendment No. 1 to the Form S-11 filed concurrently herewith.
General
1.	We note that you are registering shares to be offered under a distribution reinvestment plan to investors in the offering. Please tell us whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also tell us whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the

February 24, 2006

dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan.
     At this time and until such time as the offering has been terminated, the Company does not intend to sell shares under the distribution reinvestment plan to persons who are not stockholders participating in the offering nor to distribute a separate prospectus relating solely to the distribution reinvestment plan. After the termination of the offering, the Company’s board of directors may determine that it desires to continue to offer shares under the distribution reinvestment plan. At such time, a separate prospectus will be prepared for use in connection with sales under the distribution reinvestment plan.
2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter date June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.
     The Company notes the staff’s comment. The Company intends to file an application for exemptive relief regarding Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934 as well as Rule 102 of Regulation M under the Securities Exchange Act of 1934.
3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
     The Company will supplementally provide the staff copies of any such graphics, maps, photographs and related captions and other artwork at such time as they are developed.
4.	Please provide to us all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

February 24, 2006

     The Company will comply with the staff’s comment and provide the staff with any promotional material and sales literature prior to their use.
5.	You do not appear to have provided disclosure required by Item 25 of Form S-11 regarding your policies with respect to certain transactions. Please advise or revise.
     The Company directs the staff’s attention to the section entitled “Conflicts of Interest” beginning on pages 104-106 of the registration statement, wherein it describes the application of its charter, bylaws and policies to the transactions addressed in Item 25 of Form S-11. In reviewing the disclosure addressing Item 25, the Company has revised the “Conflicts of Interest” section to clarify the disclosure in accordance with the staff’s comment.
Questions and Answers about the Offering, page viii
What is NNN Apartment REIT, Inc.?, page viii
6.	Please expand your disclosure to identify the “select” U.S. metropolitan areas in which you plan to purchase apartment communities.
     The Company has expanded the disclosure on page viii of the registration statement to comply with the staff’s comment. Please also see the revised disclosure on page x.
What conflicts of interest will your advisor face?, page x
7.	Please expand your disclosure on page x and throughout your prospectus, including risk factor disclosure, if appropriate, to discuss whether any of your affiliates or affiliates of your advisor own or plan to purchase apartment communities or will otherwise directly compete with you. For example, we note from recent press releases that Triple Net Properties appears to own significant number of apartment communities in the southeast.
     The Company has revised the disclosure on page x in accordance with the staff’s comment.

February 24, 2006

Does NNN Apartment REIT have a share repurchase plan?, page xiii
8.	Please tell us what you mean by “informal relief” from the issuer tender offer rules. Also, tell us whether you intend to seek no-action relief from the issuer tender offer rules and Regulation M.
     The Company intends to submit a request for no-action relief from the issuer tender offer rules and Regulation M from the Office of Mergers and Acquisitions. In the event that the Office of Mergers and Acquisitions did not grant actual relief in the form of a no-action letter but were to give informal assurances regarding the share repurchase plan, the Company would consider going forward with the share repurchase plan even absent such formal relief from the staff, thus the Company’s reference to the “informal” relief described in the registration statement.
Prospectus Summary, page 1
9.	We note that you have not yet qualified as a REIT for federal income tax purposes but intend to do so for your first full taxable year. Please expand your disclosure to clarify whether you intend to qualify for a REIT for the taxable year ending December 31, 2006.
     The Company intends to qualify for a REIT for the taxable year ending December 31, 2006. The disclosure in the registration statement has been revised to clarify such fact. See page 1.
Summary Risk Factors, page 2
10.	We note the third bullet point that any existing or future agreements between you and your advisor, dealer manager and their affiliates were not and will not be reached through arm’s-length negotiation. Please expand your disclosure on pages 3 and 16 to identify all existing or contemplated agreements and clarify that you may pay more for these services than you would pay to a third party.
     The Company has expanded the disclosure on pages 3 and 18 in accordance with the staff’s comment.
11.	Please revise to state that the fees payable at the operational stage are not based on the performance of the investments.
     The Company has revised the disclosure on pages 3 and 18 in accordance with the staff’s comment.

February 24, 2006

Organization Chart for Our Company and Our Advisor, page 11
12.	Please provide your website address, if available.
     The Company does not intend to maintain its own website. Rather, it will use the manager of its advisor’s website, www.1031nnn.com, which will contain information and links to the Company’s information and hyperlink to the Company’s SEC filings.
Risk Factors, page 13
13.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:
•	“Our company and our advisor are newly formed and have not yet commenced business operations,” page 14

•	“We are not diversified and are dependent on our investment in a single asset class,” page 14

•	“We will have limited sources of working capital,” page 23

•	“As we incur indebtedness, the risk associated with your investment in our company will increase,” page 23
       Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.
     The Company has revised the risk factor subheadings on pages 16, 17, 20 and 25 in accordance with the staff’s comment.
Our company and our advisor are newly formed and have not yet commenced business operations, page 14
14.	We note that your business is subject to the risks inherent in the establishment of a new business enterprise. Please expand your disclosure to briefly describe these risks.
     The Company has revised the disclosure on page 16 in accordance with the staff’s comment.

February 24, 2006

We are not diversified and are dependent on our investment in a single asset class, page 14
15.	We note that your current strategy is to acquire interests primarily in apartment communities in select metropolitan areas throughout the United States. Please expand your disclosure to include a separate risk factor to discuss the risk of geographic concentration with respect to your investment and how this risk will increase if less than the maximum amount of proceeds are raised.
     The Company directs the staff’s attention to the risk factor contained on page 29 of the registration statement under the caption “Lack of geographic diversity may expose us to regional economic downturns that could adversely impact our operations and our ability to recover our investment in one or more properties.” In addition, the Company has expanded the risk factor in accordance with the staff’s comment.
Our advisor may be entitled to receive significant compensation..., page 16
16.	We note that in the event of a termination of the advisory agreement in connection with the listing of your common stock or as a result of a result of the internalization of your advisor into your company, the advisor will receive compensation pursuant to such termination as agreed to by your independent directors and your advisor. Please expand your disclosure on pages 16 and 19 to quantify this compensation, if appropriate, and briefly describe how this compensation will be agreed to.
     The Company has revised the disclosure on pages 19 and 22 in accordance with the staff’s comment; however, please note that such compensation will be determined by the Company’s board of directors, including a majority of the independent directors. The board will look at all relevant considerations at the time the decision is to be made in order to determine the proper amount of compensation. Such compensation cannot be quantified at this time.
You will are limited in your ability to sell your shares pursuant to the proposed share repurchase plan and repurchases will be made at our sole discretion, page 17
17.	Please revise your disclosure to clarify that the only source of funds for repurchases will come from the distribution reinvestment plan. We note disclosure to this effect on page 103.
     The Company has revised the disclosure on page 20 of the registration statement in accordance with the staff’s comment.

February 24, 2006

The ongoing SEC investigation of Triple Net Properties could adversely impact our advisor’s ability to perform its duties to our company, page 19
18.	We note your statement that Triple Net Properties believes that it has and intends to continue to cooperate fully with the SEC. Please remove this mitigating language.
     The Company has revised the disclosure on page 21 of the registration statement in accordance with the staff’s comment.
Stockholders will have little, if any, control over how proceeds from this offering are spent, page 20
19.	We note that your advisor may retain independent contractors to provide various services for your company. Please expand your disclosure to briefly describe the role of these independent contractors, the services they are expected to provide and clarify who will pay for such services.
     The Company has revised the disclosure on page 22 of the registration statement in accordance with the staff’s comment.
The effect of adverse conditions at specific properties will be magnified to the extent we are able to acquire only a limited number of properties, page 20
20.	We note your disclosure that if you only sell the minimum amount of this offering you will not be able to purchase a diverse portfolio of properties. Please expand your disclosure to quantify the amount that you would need to achieve such a portfolio.
     The Company has revised the disclosure on pages 22 and 29 of the registration statement in accordance with the staff’s comment.

February 24, 2006

Any joint venture arrangements may not reflect solely our stockholders’ best interests, page 21
21.	We note the statement at the end of the paragraph that your company may not invest in joint ventures with your advisor, your directors or any of their affiliates unless a majority of the directors not otherwise interested in the transaction approve the transaction as being fair and reasonable to the company and your stockholders and on substantially the same terms and conditions as those received by the other joint venturers. Please revise to remove this mitigating language.
     The Company has revised the disclosure on page 24 of the registration statement in accordance with the staff’s comment.
Your investment in our company will be diluted by $1.00 per share, page 25
22.	We note that a purchaser will experience immediate dilution of $1.00 in book value per share, not including other organizational and offering expenses. Please expand your disclosure to briefly describe and quantify these other organizational and offering expenses.
     The Company has revised the disclosure on page 27 of the registration statement in accordance with the staff’s comment.
Our advisor may receive economic benefits from its status as a special limited partner without bearing any of the investment risk, page 26
23.	Please expand your disclosure to briefly describe and quantify any distributions to the special limited partner, including the incentive distribution. In addition, please quantify the “threshold return.”
     The Company has revised the disclosure on page 28 of the registration statement in accordance with the staff’s comments. Please note that the only distributions to which the special limited partner is entitled is the incentive distribution upon the sale of a property.
The recharacterization of any purchase and leaseback transactions as a financing could cause us to lose properties without full compensation, page 28
24.	We note that you intend to enter into purchase and leaseback transactions. Please expand your disclosure to clarify how these transactions will fit into your business model of investing in apartment communities.

February 24, 2006

     The Company does not intend to enter into purchase and leaseback transactions. The Company has deleted the disclosure on page 30 and revised the disclosure on page 36 of the registration statement relating to its intention to enter into purchase and leaseback transactions.
Our Company, page 31
25.	We note your statement on page 31 that key members of the management of Triple Net Properties and ROC Advisors will provide over 75 years of real estate industry experience. Please note that it is not appropriate to aggregate years of experience. Please revise accordingly.
     The Company has revised the disclosure on page 33 and 35 of the registration statement in accordance with the staff’s comment.
Investment Objectives and Policies, page 32
26.	We note your references to U.S. Census data and historical information with respect to interest rates and the yield on treasury bonds. We note your disclosure on pages 2 and 34 regarding the growth of Cornerstone Realty Income Trust. Please provide support for these statements. Please provide us with all copies of materials referenced in the prospectus. Please clearly mark, with cross-references to the relevant disclosure in your prospectus, the portion of each of these materials that you refer to throughout the prospectus.
     The Company will supplementally provide the staff with copies of the materials the staff has requested, including the relevant pages of the prospectus containing cross-references to these sources.
27.	We note your statement on page 35 that you may acquire properties from your advisor, affiliates of your advisor, and entities advised or managed by your advisor and its affiliates. Please expand your disclosure on pages 35 and 99 to clarify whether you currently intend to acquire properties from affiliates. In addition, please expand your disclosure to discuss whether there are any limits on your acquisition of properties from affiliates, and clarify, if true, that your advisor or its affiliates may receive substantial real estate commissions even though the property was purchased from an affiliate.
     The Company has revised the disclosure on pages 37 and 105 of the registration statement in accordance with the staff’s comment.

February 24, 2006

Management of Our Company, page 46
28.	With respect to your independent directors, we note your statement on page 46 that you consider a director to be independent if in the last two years he or she is not associated, directly or indirectly, with your company or your advisor. Please expand your disclosure to describe how you will determine whether a person is “associated” with your company or your advisor and clarify whether this would include affiliates. For example, we note that Messrs. Inlow and Wallace also serve as directors of G REIT, Inc. and T REIT, Inc. Please clarify how a director of NNN Apartment REIT, who serves as a director or has an ownership interest in another Triple Net-sponsored entity, could be considered independent.
     The Company has revised the registration statement on page 48 to clarify the disclosure in accordance with the staff’s comment. See the definition of independence relating to directors contained in the North American Securities Administrators Association Guidelines for Real Estate Investment Trusts, Section I.B(14). Additionally, please note that a finding of independence, in consideration of a director’s prior service as an independent director of entities affiliated with the advisor, is consistent with the independence tests set forth in Section 303A.02 of the New York Stock Exchange Listed Company Manual. While these independent directors may have previously received stock compensation from affiliated entities for their service as outside directors, the New York Stock Exchange guidelines do not view ownership of even a significant amount of stock, by itself, as a bar to a finding of independence.
29.	We note that your executive officers do not devote all of their time to your business. Please expand your disclosure in this section and the risk factor on pages 15 and 16 to quantify the amount of time your executive officers will devote to you.
     The Company has revised the disclosure on pages 18 and 104 of the registration statement in accordance with the staff’s comment. The Company believes numerical quantification of the amount of time its executive officers will devote to its business is difficult to determine on a prospective basis and may be misleading. Therefore, the Company has quantified the amount of time its executive officers will devote to its business by disclosing that such time may be substantially less than their full time and clarifying the attendant risks.

February 24, 2006

2006 Incentive Award Plan, page 51
30.	We note that your officers, employees, consultants and non-officer directors are eligible to receive awards under the 2006 plan. We further note your disclosure that you have no employees. Please expand your disclosure to clarify when you expect to hire employees. In addition, please clarify how key employees of your advisor will be eligible for awards under this plan.
     The Company has revised the disclosure on page 53 in accordance with the staff’s comments.
Certain Relationships and Related Transactions, page 53
Our Advisor, page 54
31.	Please expand your disclosure to clarify whether your advisor provides management services to any other entity or whether there are any limitations on your advisor’s ability to provide such services to another entity.
     The Company has revised the registration statement on page 56 in accordance with the staff’s comment.
The Advisory Agreement, page 55
32.	We note your disclosure on page 56 that either party may terminate the advisory agreement without penalty upon 60 days’ written notice. We further note the disclosure regarding fees to be paid upon termination of the advisory agreement. Please expand your disclosure in this section to include a brief discussion of these fees and quantify them, if appropriate. If the fees are to be negotiated at a later date, please expand your disclosure to clarify how they will be negotiated and what factors will be considered in determining these fees.
     Please note that the disclosure contained on page 58 of the registration statement does not state that a termination of the advisory agreement is without penalty. The Company has revised the disclosure on page 58 in accordance with the remainder of the staff’s comments.

February 24, 2006

Compensation Table, page 58
33.	Please expand your disclosure in this table and the table in the summary to provide a line item describing the termination fees.
     The Company has revised the registration statement on pages 10 and 70 in accordance with the staff’s comment.
34.	We note the definition of “average invested assets.” Please expand your disclosure to clarify whether this amount takes into account debt that you may carry with respect to properties.
     The Company has expanded the disclosure on page 60 of the registration statement in accordance with the staff’s comment.
35.	We note that you will reimburse your advisor for other organization and offering expenses and acquisition expenses. We further note your disclosure on page 55 that you will not reimburse your advisor at the end of any fiscal quarter for operating expenses that, in the four consecutive fiscal quarters then ended, exceed the greater of 2% of your average invested assets or 25% of your net income for such year. Please expand your disclosure on pages 7, 59 and 61 to clarify whether this limit applies to organization and offering expenses or whether there are any other limits on these expenses.
     The Company has revised the disclosure on pages 7, 62 and 67-68 of the registration statement in accordance with the staff’s comment.

February 24, 2006

Prior Performance Summary, page 68
36.	Please expand your disclosure to include a discussion of the major adverse business developments or conditions experienced by any prior programs. See Item 8.A.2. of Guide 5. For example, please discuss whether any programs have lost money or produced a negative rate of return for investors. In this regard, we note that G REIT and T REIT appear to be in the process of liquidation. Further, please provide a cross reference to the information concerning these developments in Table III of the prior performance tables.
     The Company has revised the disclosure on pages 80-81 of the registration statement in accordance with the staff’s comments. The Company notes your comment with regard to G REIT and T REIT. However, the information presented in the Prior Performance Summary and Prior Performance Tables is shown only through the year ended December 31, 2004. Neither G REIT nor T REIT had begun liquidation as of December 31, 2004, and, in fact, G REIT’s stockholders will not vote upon G REIT’s liquidation until its Special Meeting of Stockholders on February 27, 2006.
37.	Please provide a summary of the acquisitions made by Triple Net Properties-sponsored programs in the three most recent years, including the type, location and method of financing. See Item 8.A.4 of Guide 5.
     The Company has revised the disclosure on page 75 of the registration statement in accordance with the staff’s comment.
38.	We note throughout your disclosure in this section that you refer to investment amounts as “(purchase price, including debt financing).” Please expand your disclosure to clarify, if true, that these investment amounts represent the aggregate purchase price of properties subject to existing mortgages and that the relevant program assumed its share of the debt.
     The Company has revised the disclosure on pages 76-79 of the registration statement in accordance with the staff’s comment.
39.	We note that, in some cases, a program owns less than 100% of a property. We note that you have identified the affiliate that owns the remaining interests in a property in certain cases. For those instances where the affiliate is not identified or it is not clear if the remaining interests are held by an affiliate, please revise to clarify the disclosure and identify the affiliate, if appropriate.

February 24, 2006

     The Company has revised the disclosure on pages 76-80 of the registration statement in accordance with the staff’s comment.
40.	We note that for each of the public programs you have included a summary of gross revenue and net income (loss) on pages 72-75. This information is not appropriate for the prior performance summary. Please revise to direct investors to the more complete financial information provided in Table III.
     The Company has revised the disclosure on pages 77-80 of the registration statement in accordance with the staff’s comment.
Conflicts of Interest, page 98
41.	We note your statement that you believe the compensation paid to your advisor and its affiliates is on terms no less favorable to your company than those customary for similar services performed by independent firms in the relevant geographic areas. Please tell us the basis for your belief.
     The Company has revised the disclosure on page 104 of the registration statement to delete such reference.
42.	We note that your advisor and its affiliates will receive substantial fees from you. Please expand your disclosure to clarify that a substantial portion of these fees will be derived directly from the offering proceeds and will be paid regardless of your performance.
     The Company has revised the disclosure on page 106 of the registration statement in accordance with the staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 105
43.	We note that after the minimum subscription of $2 million is achieved, subscription proceeds will be released to you. Please expand your disclosure to describe how you intend to operate your business using only a small percentage of the maximum offering. Please discuss how this would impact your operations and investment opportunities.
     The Company has expanded the disclosure on page 111 of the registration statement in accordance with the staff’s comment.

February 24, 2006

Federal Income Tax Consequences of our Status as a REIT, page 124
44.	We note your statement on page 124 that the section “summarizes the federal income tax issues that you, as a prospective stockholder, may consider relevant.” Please revise your disclosure to state that the section summarizes all the material federal tax issues and consequences.
     The Company has revised the disclosure on page 130 of the registration statement in accordance with the staff’s comment.
45.	We note your statement on page 125 that “Hirschler Fleischer is of the opinion that based on our proposed method of operation, we are in a position to qualify for taxation as a REIT for the taxable year that will end December 31, 2006.” Since you have already been organized, please revise the tax opinion to state whether you are organized in conformity with the REIT requirements. In addition, please clarify whether your method of operation as described in the registration statement will enable you to meet the REIT requirements. It is not clear what you mean by the statement that you are “in a position to qualify” as a REIT.
     The Company has revised the disclosure on page 131 of the registration statement in accordance with the staff’s comment.
Plan of Distribution, page 138
46.	We note that your officers and directors as well as officers, managers and employees of your advisor and its affiliates may purchase shares in this offering for $9.00 per share. Please expand your disclosure to discuss how many shares will be offered at this price. Also, please clarify whether their purchases will count toward the minimum needed to break escrow.
     The Company has revised the disclosure on page 146 of the registration statement in accordance with the staff’s comment.

February 24, 2006

Prior Performance Tables, page A-1
47.	We note that you have reported the net income for certain non-public programs on an income tax basis. Tell us how you have considered the need to disclose here and elsewhere in your filing any significant differences in operating results between accounting on a tax and GAAP basis.
     The Company has revised the disclosure on page A-2 of the registration statement in accordance with the staff’s comment.
48.	Please include a narrative introduction that cross-references the narrative summary, explains the significance of the track record and the tables, explains where additional information can be obtained on request and includes a glossary of terms used in the tables.
     The Company has included the requested disclosure on page A-1 of the registration statement in accordance with the staff’s comment. Given the few number of defined terms used in the prior performance section, the Company has used footnotes to define terms where they arise in the text of the registration statement in lieu of a glossary. The Company believes the use of footnotes in this manner will be more helpful to readers than a centralized glossary.
49.	Please include a discussion of the factors considered in determining which previous programs had “similar investment objectives” to those of NNN Apartment REIT.
     The Company has included the requested disclosure on page A-1 of the registration statement in accordance with the staff’s comment.
50.	Please tell us why Tables I and II are limited to public programs.
     Please note that Tables I, II, III, IV and V for the private programs begin on page A-11 and end on page A-20.
Table I, page A-2
51.	We note that you have provided the length of the offering in days and specified the number of days to invest 90%. Please revise to provide this information in terms of months.
     The Company has revised the tables on pages A-3 and A-11 of the registration statement in accordance with the staff’s comment.

February 24, 2006

Table III, Compensation to Sponsor, page A-3
52.	Please include all amounts paid to the sponsor from property sales and refinancing.
     The Company has revised the tables on pages 82, A-4 and A-12 of the registration statement in accordance with the staff’s comment.
53.	We note the line item for “cumulative cash flow from operations.” Please revise to delete this item, or alternatively, tell us why it is appropriate to include it in this table.
     The Company has deleted this line item in the table on page A-4 of the registration statement in accordance with the staff’s comment.
Part II. Information Not Required in Prospectus
Exhibits
54.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.
     All remaining exhibits will be provided to the staff as soon as possible. A draft of the Exhibit 5 and Exhibit 8 opinions will be provided to you supplementally in advance of a request for acceleration.
     If you have any questions with respect to any of our responses, please feel free to call me at (540) 372-3979 or Ms. Andrea Biller, General Counsel of Triple Net Properties, at (714) 667-8252 x207.

Sincerely,
/s/ Deborah Schwager Froling

Deborah Schwager Froling

cc:	Andrea Biller, Esq. Louis J. Rogers, Esq. Stanley J. Olander, Jr., Esq.